November 2, 2021

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenn Do

Al Pavot

Margaret Schwartz

Laura Crotty

Re:	Perimeter Solutions, SA

Amendment No. 2 to Registration Statement on Form S-4

Filed October 25, 2021

File No. 333-259237

Ladies and Gentlemen:

Perimeter Solutions, SA (the “Company”) previously filed Amendment No. 2 to Registration Statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) on October 25, 2021 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comment set forth in the comment letter (the “Comment Letter”) from the staff of the SEC (the “Staff”) dated November 1, 2021. The Company’s response below corresponds to the caption and number of the comment (which is reproduced below in bold). Simultaneously with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comment. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4, Filed October 25, 2021

The Business Combination

Background of the Business Combination, page 78

1.

We note your response to our prior comment number 7. Please confirm that all material analyses, including those of comparable companies or transactions, relied upon by the Board are disclosed in the registration statement. With respect to the projections, please also revise to state how the Board considered the effect of the passage of time over the five-year projection period and how this may affect the reliability of the projections, particularly in later years, or include a negative statement to that effect.

Response: In response to the Staff’s comment, we confirm that the Board of Directors of EverArc Holdings Limited (the “Board”) did not rely on any material analyses in evaluating the Business Combination other than those that are disclosed in the Amended Registration Statement and that the Amended Registration Statement includes disclosure of all material analyses considered by the Board in evaluating the Business Combination. Additionally, the Company has revised the disclosure on page 94 of the Amended Registration Statement.

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Securities and Exchange Commission

November 2, 2021

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (954) 768-8210 or perezf@gtlaw.com.

Very truly yours,

/s/ Flora R. Perez, Esq.

cc:	Haitham Khouri, EverArc Holdings Limited

Vivek Raj, EverArc Holdings Limited

Barry Lederman, Perimeter Solutions

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